                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2008

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-130907,
333-121901, 333-12064, 333-88172 and 333-112755.

The following are included in this Report on Form 6-K:

1. Press release dated February 25, 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: February 25, 2008                                  By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Mor Abraham
Marketing Communications Manager
Metalink Ltd.
Tel: 972-9-9605406
Fax: 972-9-9605544
Amor@MTLK.com

           INDEPENDENT INTEROPERABILITY TESTS RANK METALINK'S WLANPLUS
                        AS TOP-PERFORMING 802.11N CHIPSET

YAKUM, ISRAEL, FEBRUARY 25, 2008 - Metalink Ltd. (NASDAQ: MTLK), a provider of high-performance wireless communication silicon solutions, today announced that independent interoperability tests conducted by octoScope Inc. ranked the
Company's WLANPLUS(TM) as the industry's highest-performing 802.11n chipset. The thorough testing benchmarked the performance of Metalink's WLANPLUS against competing 802.11n chipsets by Atheros, Broadcom, Marvel and Ralink. The tests confirmed that Metalink was the interoperability performance leader at both the
2.4 GHz and 5GHz bands. The full test report is available at
http://www.octoscope.com/interop11n_report.pdf.

     Fanny Mlinarsky, octoScope's CEO, said: "Independent performance testing to date has used client-AP (Access Point) pairs based on chipsets from the same vendor. The complexity of the 802.11n specification, together with the many optional features in the emerging standard, may lead to unpredictable throughput between different chipset implementations. Therefore, we felt it was critical to measure cross-vendor interoperability performance of client-AP pairs based on chipsets from various vendors.

     Our tests found Metalink's chipset to be the best-performing chipset, delivering robust and reliable coverage throughout the home, even through multiple walls and ceilings. The fact that typical home environments are expected to include communications chipsets from different vendors integrated into various appliances that must work together, interoperability performance has greater importance than same-vendor performance, although Metalink also performed best in that category."

     octoScope's tests took place in a residential home with stone, concrete and iron-rod walls and concrete ceilings. These materials created a more challenging test environment for the Wi-Fi signals, and provided a realistic comparison of the various chipsets under difficult real world conditions. To quantify the ability of each device to work with other chipsets, the tests were conducted between each pair of devices from various vendors. Metalink's WLANPLUS emerged as the performance leader, both in terms of its AP and client, achieving the highest interoperability score of all tested chipsets and the highest overall throughput when paired with its own chipset. Furthermore, the tests showed that wireless connectivity and full home coverage cannot be achieved without having
Metalink's chipset at least on one side of the network. In fact, WLANPLUS demonstrated its unique capabilities as the only chipset enabling robust and reliable transmission of HD video at the 5GHz band, even to the farthest locations in the house.

     "We are delighted by these favorable test results," said Barry Volinskey,
Metalink's Chief Marketing Officer. "The superior performance of our WLANPLUS chipset has also been validated by our customers' experience. WLANPLUS is the best-performing solution available for wireless home networks and the only one that meets the strict packet loss requirements needed to support high quality multimedia streaming. In previous tests, WLANPLUS achieved the best results in both TCP and UDP tests, as well as in the 2.4-GHz and 5-GHz bands. The performance advantages in an interoperable environment mean that using our solution anywhere in the home network significantly improves the overall network performance."

ABOUT WLANPLUS

The WLANPLUS chipset family provides a state of the art solution for data, VoIP, gaming and HD video streaming applications, with complete and reliable coverage throughout the home. WLANPLUS supports up to 300Mbps transmission speeds at both the 2.4GHz and 5GHz frequency bands, and offers over twice the reach of competing 802.11n solutions, provided by the implementation of a Maximum
Likelihood (ML) decoder combined with advanced Forward Error Correction (FEC)
scheme, using Low Density Parity Check (LDPC) technology.

WLANPLUS is Wi-Fi CERTIFIED 802.11n draft 2.0 by the Wi-Fi Alliance. It is fully compliant with 802.11a/b/g-based legacy devices, as well as 802.11h (radar detection), 802.11i (security) and 802.11e Quality of Service (QoS). To guarantee QoS and optimize performance in home environments, WLANPLUS also features sophisticated QoS mechanisms, such as Enhanced Distribution Channel
Access (EDCA) with Admission Control and Fast Link Adaptation (FLA), significantly increasing network efficiency.

Since its introduction in 2006, Metalink's WLANPLUS chipset family has gained broad industry recognition as the best performing 802.11n technology.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.MTLK.com

ABOUT OCTOSCOPE

octoScope, Inc. is a Boston area consulting firm that works with high tech companies on architecture, design and promotion of wireless and RF data communications products. octoScope is expert at Wi-Fi and experienced with
WiMAX, ZigBee, UWB, mm-Wave, 2G/3G and the latest Ethernet technologies over fiber, twisted pair and coax. The company's technical knowledge spans protocol and physical layers with a good understanding of RF performance issues. Further information is available at http://www.octoscope.com

                                       ###

METALINK'S FORWARD LOOKING STATEMENT

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.